EXHIBIT 99.1
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[LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
SEPTEMBER 17, 2004



VIKING ENERGY ROYALTY TRUST ANNOUNCES CASH DISTRIBUTIONS
FOR FOURTH QUARTER 2004
--------------------------------------------------------------------------------

CALGARY, SEPTEMBER 17, 2004 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces that it has declared Unitholder distributions of $0.08 per Unit for each of the months of October, November and December 2004 as follows:

RECORD DATE             DISTRIBUTION DATE      EX-DISTRIBUTION DATE   DISTRIBUTION PER UNIT
-----------             -----------------      --------------------   ---------------------
October 22, 2004        November 15, 2004      October 20, 2004             $0.08
November 22, 2004       December 15, 2004      November 18, 2004            $0.08
December 31, 2004       January 17, 2005       December 29, 2004            $0.08

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 108,343,504 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


Diane Phillips                                   Viking Energy Royalty Trust
Investor Relations                               Suite 400, 330-5th Avenue S.W.
                                                 Calgary, Alberta, T2P 0L4

                                                 Ph:  (403) 268-3175
                                                 Toll Free:  1-877-292-2527

                                                 Email: vikingin@viking-roy.com


     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com